Points Expands Partnership with Aeroplan

Aeroplan Leverages Points' Loyalty Commerce Platform to Offer

Its Members More Opportunities to Grow their Mileage Balance

TORONTO, May 7, 2020 - Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that it has expanded its existing relationship with Aeroplan, the loyalty program of Air Canada to further leverage Points' Loyalty Commerce Platform. Through this expanded relationship, Aeroplan Members now have the ability to buy and gift Aeroplan Miles to reach rewards faster.

The ability to buy Aeroplan Miles to boost their own balance, or gift Aeroplan Miles to family and friends, will now be available to Aeroplan Members outside of the Flight Reward booking flow. What's more, Members will be able to take advantage of tailored buy Aeroplan Miles offers, ensuring the best possible member experience.

To help Aeroplan Members get ready for their future travels while they're at home, starting today at 10:00 am ET, until 11:59 pm ET on May 13th, Aeroplan Members will enjoy significant bonuses for all Aeroplan Miles purchased:

● For the first 10 million Aeroplan Miles purchased, eligible Aeroplan Members will get a 115% bonus;

● For the next 100 million Aeroplan Miles purchased, eligible Aeroplan Members will get a 90% bonus;

● For all Aeroplan Miles purchased afterwards, through the end of the offer, eligible Aeroplan Members will get a 65% bonus.

As part of this offer and the Aeroplan Travel at Home campaign, Aeroplan and Points, will match a portion of the Aeroplan Miles purchased and donate them towards one of the Aeroplan Member Donation program charities - The Centre for Addiction and Mental Health Foundation (CAMH).

"We are thankful to be able to support our partner, Aeroplan, with the launch of their reimagined loyalty program coming later this year," said Rob MacLean, CEO of Points. "By deepening our partnership with Aeroplan and Air Canada long term, we look forward to making their loyalty currency even more flexible and appealing to members for when they're ready to travel once again."

With its leading Loyalty Commerce Platform, Points provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased revenue and member engagement in loyalty programs. Points leverage its platform to efficiently deliver multiple services, including the Buy, Gift and Transfer functionality, to nearly 60 loyalty program partners worldwide.

For more about Points' Loyalty Commerce Platform, visit www.points.com.

About Points International

Points, (TSX: PTS)(NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London and Dubai.

For more information, visit company.points.com.

CONTACT

Points Media Relations

Catherine Lowe

Catherine.lowe@points.com

+1 649-539-1310